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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                                             SEC File #001-32202
                                   ----------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   -----------

     (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                   [ ] Form 10-D [ ] Form N-SAR [ ] Form N-SAR

                         For Period Ended: June 30, 2006
                                ----------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

MICROISLET, INC.
________________________________________________________________________________
Full Name of Registrant:

________________________________________________________________________________
Former Name if Applicable

6370 NANCY RIDGE DRIVE, SUITE 112
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92121
________________________________________________________________________________
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[xx] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, we were unable to file our Form 10-QSB for the fiscal quarter ended June 30, 2006 by the due date of August 14, 2006 without unreasonable effort or expense. We are voluntarily reviewing our past stock option grant practices and related accounting treatment, and we require additional time to complete that review. Although we have not completed our work or reached final conclusions, preliminary information obtained in this inquiry indicates instances in which incorrect measurement dates may have been used for financial accounting purposes for certain stock option grants in 2002 and 2003. We do not believe that the financial statement impact of the items identified would be material to our consolidated financial statements, but we cannot provide assurance that material items will not be identified during the completion of our internal review. We have found no evidence of intentional wrongdoing in this review.

We expect to file our quarterly report on Form 10-QSB as soon as possible and before August 21, 2006.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin A. Hainley                     (858)             657-0287
-------------------                  -----             --------
     (Name)                        (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [x]Yes [ ]No
____________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report in the Form 10-QSB revenue of $154,000 for the three months ended June 30, 2006 and $295,000 for the six months ended June 30, 2006, as compared with no revenue for the three and six month periods ended June 30, 2005. The increases reflect funding available to us under the Small Business Innovation Research grant from the National Institutes of Health. We expect general and administrative expenses to be $1,016,000 for the fiscal quarter ended June 30, 2006 compared to $646,000 for the same period in 2005 and $2,582,000 for the six months ended June 30, 2006, compared with $1,278,000 for the same period in 2005. The increases were due to higher salaries and fees paid to senior management, temporary consultant fees to fill open positions, higher than normal legal expenses, stock issuances to certain stockholders resulting from contractual liquidated damages owed them, and compensation expense from the new accounting treatment for stock based compensation. We expect research and development expenses to increase to $1,697,000 for the three months ended June 30, 2006 from $1,327,000 in the same period in 2005, and increase to $3,575,000 for the six months ended June 30, 2006 from $2,731,000 in the same period in 2005. These increases were due to increased costs from our collaboration with the Mayo Foundation and UC Davis, an increase in headcount for lab personnel, increases in materials and services relating to testing of our technology in animals, and compensation expense from the new accounting treatment for stock based compensation. Our net loss is expected to be $2,536,000, or $0.06 per share, for the three months ended June 30, 2006, compared with a net loss of $1,934,000 or $0.05 per share, for the same period in 2005. Our net loss is expected to be $5,801,000 or $0.13 per share for the six months ended June 30, 2006, compared with a net loss of $3,934,000 or $0.10 per share, for the same period in 2005.


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                                MICROISLET, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                     By: /s/ Kevin A. Hainley
                                           -------------------------------------
                                           Kevin A. Hainley
                                           Interim Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.